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--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 5                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB NUMBER: 3235-0362
    LONGER SUBJECT TO                                                                                   EXPIRES: DECEMBER 31, 2001
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 1.0
    CONTINUE.  SEE                       Section 30(f) of the Investment Company Act of 1940           -----------------------------
    INSTRUCTION 1(b).
(Print or Type Responses)
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1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer
                                                                                                      (Check all applicable)
                                                                                                    Director             10% Owner
   Turner           C.           Phillip        Woodward Governor Company      WGOV            ----                 ---
---------------------------------------------------------------------------------------------    X  Officer (give        Other
    (Last)        (First)        (Middle)    3. I.R.S. Identification    4. Statement for      ----          title  ---  (specify
                                                Number of Reporting         Month/Year                       below)       below)
                                                Person, if an entity        September 2001          Vice President
                                                (voluntary)
   5001 North Second Street
--------------------------------------------                            -------------------  ----------------------  -------------
                    (Street)                                             5. If Amendment,    7.  Individual or Joint/Group Filing
                                                                            Date of Original        (Check Applicable Line)
                                                                           (Month/Year)       X  Form filed by One Reporting Person
                                                                                             ---
                                                                                                 Form filed by More than One
                                                                                             ---
   Rockford        IL        61125-7001                                                          Reporting Person
 ----------------------------------------------------------------------------------------------------------------------------------
    (City)       (State)       (Zip)             TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
-----------------------------------------------------------------------------------------------------------------------------------
1. Title of Security               2. Trans-   3. Trans-     4. Securities Acquired (A)    5. Amount of     6. Owner-   7. Nature
   (Instr. 3)                         action      action        or Disposed of (D)            Securities       ship        of In-
                                      Date        Code          (Instr. 3, 4 and 5)           Beneficially     Form:       direct
                                                  (Instr. 8)                                  Owned at         Direct      Bene-
                                     (Month/                                                  End of           (D) or      ficial
                                      Day/     -------------------------------------------    Month            Indirect    Owner-
                                      Year)                               (A) or                               (I)         ship
                                                Code    V       Amount    (D)     Price       (Instr. 3        (Instr. 4) (Instr. 4)
                                                                                              and 4)
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   Woodward Governor Company                                                                  12,000           D
   Common Stock
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   Woodward Governor Company                                                                  20,456           I         Stock Plan
   Common Stock
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the Form is filed by more than one reporting person, SEE Instruction 4(b)(v).

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FORM 5 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security     2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action      tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date        (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/                    posed of (D)             (Month/Day/
                                       Deriv-       Day/                      (Instr. 3, 4, and 5)     Year)
                                       ative        Year)
                                       Security

                                                                                                 -----------------------

                                                                                                 Date        Expira-
                                                             ----------------------------------- Exer-       tion
                                                                                                 cisable     Date
                                                              Code    V        (A)        (D)
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    Nonqualified Stock Option          $16.625     01/10/1996                                  11/18/1996    01/17/2006
    (right to buy)
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    Nonqualified Stock Option          $23.50      11/18/1996                                  11/18/1996    11/17/2006
    (right to buy)
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    Nonqualified Stock Option          $32.25      11/17/1996                                  11/17/1997    11/16/2007
    (right to buy)
------------------------------------------------------------------------------------------------------------------------
    Nonqualified Stock Option          $32.00      01/14/1998                                  01/14/1998    01/13/2008
    (right to buy)
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    Nonqualified Stock Option          $22.00      11/16/1998                                  11/16/1998    11/15/2008
    (right to buy)
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    Nonqualified Stock Option          $24.75      11/16/1999                                  11/15/2000(b) 11/15/2009
    (right to buy)
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    Nonqualified Stock Option          $22.00      03/21/2000   M                       4,000  11/16/1998    11/15/2008
    (right to buy)
------------------------------------------------------------------------------------------------------------------------
    Nonqualified Stock Option          $41.813     11/21/2000                                  11/20/2001(b) 11/20/2010
    (right to buy)
------------------------------------------------------------------------------------------------------------------------
    Phantom Stock Units                1-for-1     11/21/2000                                  (1)           (1)
------------------------------------------------------------------------------------------------------------------------

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------------------------------------------------------------------------------------------
7. Title and Amount of Under-       8. Price   9. Number     10. Owner-     11. Nature
   lying Securities                    of         of Deriv-      ship           of In-
   (Instr. 3 and 4)                    Deriv-     ative          Form           direct
                                       ative      Securi-        of De-         Bene-
                                       Secur-     ties           rivative       ficial
                                       ity        Bene-          Secu-          Own-
                                       (Instr.    ficially       rities         ership
                                       5)         Owned          Beneficially  (Instr. 4)
                                                  at End         Owned at
                     Amount or                    of             End of
       Title         Number of                    Month          Month
                     Shares                       (Instr. 4)     (Instr. 4)
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------------------------------------------------------------------------------------------
   Common Stock        9,980(a)                    9,980         D
------------------------------------------------------------------------------------------
   Common Stock       17,600(b)                   27,580         D
------------------------------------------------------------------------------------------
   Common Stock       18,046(a)                   45,626         D
------------------------------------------------------------------------------------------
   Common Stock        6,782(a)                   52,408         D
------------------------------------------------------------------------------------------
   Common Stock       20,000(a)                   72,408         D
------------------------------------------------------------------------------------------
   Common Stock       15,000(a)                   87,408         D
------------------------------------------------------------------------------------------
   Common Stock                                   83,408         D
------------------------------------------------------------------------------------------
   Common Stock        5,000(a)                   88,408         D
------------------------------------------------------------------------------------------
   Common Stock        6,028                      94,436         D
------------------------------------------------------------------------------------------

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Explanation of Responses:
(a) Grant to reporting person of option to buy shares of common stock under the Woodward
    Governor Company 1996 Long-Term Incentive Compensation Plan is an exempt transaction under Rule 16b-3.
(b) Shares become exercisable at the rate of 25% per year beginning one year from date of grant.
(1) The phantom stock units were accrued under the Woodward Governor Company Unfunded
    Deferred Compensation Plan No. 2 and are to be settled in 100% cash upon separation from the Company.

                                                                                        C. Phillip Turner         November 9, 2001
                                                                                  ------------------------------- ----------------
**Intentional misstatements or omissions of facts constitute                      **Signature of Reporting Person       Date
  beneficially owned directly or indirectly.

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, SEE Instruction 6 for procedure.

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